Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES SECONDARY PUBLIC OFFERING OF COMMON SHARES

ATHENS, GREECE, June 26, 2018 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK) today announced the commencement of a secondary public offering of 5,000,000 of the Company’s common shares by a fund affiliated with Oaktree Capital Management, L.P. (the “Selling Shareholder”).  Following the offering, the funds affiliated with Oaktree Capital Management, L.P. are expected to beneficially own approximately 43% of the Company’s common shares. The Company is not selling any common shares and will not receive any proceeds from the offering.

The underwriter for the offering may offer the shares for sale from time to time in one or more transactions on NASDAQ, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Morgan Stanley is acting as book-running manager for the offering. The offering will be made only by means of a prospectus supplement and accompanying base prospectus related to the offering, copies of which may be obtained from Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein and there shall not be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the common stock was filed with the U.S. Securities and Exchange Commission and is effective.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 108 vessels, with an aggregate capacity of 12.26 million dwt, consisting of 17 Newcastlemax, 18 Capesize, 2 Mini Capesize, 7 Post Panamax, 35 Kamsarmax, 2 Panamax, 16 Ultramax and 11 Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt.

Forward-Looking Statements

The Private Securities Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to grow our business, the impact of the level of our indebtedness and the restrictions in our debt agreements, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions, including the acquisitions of vessels from Songa Bulk ASA, Oceanbulk Container Carriers LLC and Augustea Atlantica SpA, as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com